SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2011

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

UK ADMITS ASH RED ZONE
"IN THE WRONG PLACE"

The UK VAAC (Volcanic Ash Advisory Centre) today (25th May) confirmed what everybody already knows; that the UK Met Office charts which have caused unnecessary flight cancellations for tens of thousands of passengers are wrong.

Contributing to the Eurocontrol 8:00 a.m. (CET) conference call, the UKVAAC representative admitted the "red zone" shown in the UK Met Office charts is "in the wrong place".   This so called "red zone" caused the closure of German airspace to hundreds of flights.    This admission comes too late for the thousands of passengers whose flights have already been cancelled.

The UK official refused airline requests to immediately amend the misleading charts despite the unnecessary chaos which continues to be caused by this misinformation.  This scandalous bureaucracy means that unnecessarily cancelled flights cannot be reinstated in sufficient time to contact passengers who have already been advised of cancellations.

Ryanair again calls on the CAA to accept that these UK predictions are simply works of fiction, as proven by two Ryanair and one BA flight through supposed "red zones" which encountered no volcanic ash whatsoever during flight and post flight inspections.

ends.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 25 May 2011

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary